

Mail Stop 3720

October 21, 2006

Stuart B. Rekant
Chief Executive Officer
Juniper Partners Acquisition Corp.
56 West 45th St., Suite 805
New York, NY 10036

       Re: Juniper Partners Acquisition Corp.
              Form S-4
              Filed September 21, 2006
              File No. 333-137515

Dear Mr. Rekant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Please file the entirety of all material agreements other than the exhibits filed pursuant to Item 601(b)(2) of Regulation S-K, including all schedules and exhibits to each agreement. For example, we note that your company has not filed the entirety of the agreement with Intelsat, including Annexes A through E. In addition, please provide us with copies of Exhibits G and I to the merger agreement to facilitate our review.

2.   Advise us of the basis for your assertion that the shares to be issued to Firestone stockholders who are also affiliates of Firestone will be "freely saleable," as

indicated in the risk factor on page 32. In your response to this comment, and with a view towards further disclosure, please tell us whether you intend the Form S-4 to cover the resale of the securities to be received by Firestone stockholders in the merger. We may have further comments upon review of your response.

3.   We note that Firestone's shareholders are entitled to receive warrants to purchase up to 2,000,000 shares of Juniper common stock, dependent upon Firestone's achievement of revenue and subscriber targets in 2007 and 2008. Please provide us with your legal analysis of why the right to receive these warrants does not constitute a "security" within the meaning of Section 2(a)(1) of the Securities Act, including citations to Commission releases, no-action letters, etc. Alternatively, revise the registration statement to register the right to receive the warrants separate from the registration of the warrants themselves.

4.   Please comply with all of our comments on the Form S-4, as applicable, in all future periodic reports.

Prospectus Cover Page

5.   Revise to identify the percentage of outstanding Juniper Partners common shares that the Firestone shareholders are expected to hold after the merger is completed, assuming that no holders of Juniper Class B common stock exercise their redemption rights as well as that holders of 19.99% of the Class B common stock elect to redeem their shares. Similarly revise throughout the document where you refer to the respective ownership percentages.

6.   Disclose prominently that the value of the merger consideration that Firestone shareholders will receive is currently unknown and may be less than the current market value of Juniper Partners stock. Also disclose the dollar value of the consideration to be paid in the merger based on the closing price of your Class B common stock on the date of the acquisition agreement and as of the most recent date practicable.

7.   Please revise the cover page and form of proxy to clearly indicate that the proxy statement and proxy card are preliminary copies. See Rule 14a-6(e)(1).

8.   Disclose here, in the Q&A on page 7, and in the section "Merger Consideration" on page 56, the number of shares of Firestone common stock that will be exchanged for each share of Juniper common stock on a per share basis. Also disclose the number of Juniper shares that will be held in escrow for every share of Firestone common stock to be exchanged in the merger.

9.   Remove the unnecessary parenthetical definitions from your cover page and throughout the prospectus.

<u>Summary of the Material Terms of the Merger, page 1</u>

10.   Identify the "Signing Stockholders" by name the first time you reference the term.

<u>Questions and Answers about the Proposals, page 3</u>

11.   The length of this section and the summary section should be significantly
        reduced. We note that you currently repeat information in your Q&A section and
        your summary section. The Q&A should not repeat any information that appears
        in the summary, and vice versa. For purposes of eliminating redundancies and
        grouping like information together, please view your Q&A and summary as one
        section. Further, please limit the discussion in the Question and Answers section
        to short, clear answers to material procedural questions, leaving brief summaries
        of the material substantive aspects of the proposals for your summary section. In
        addition, it is unnecessary to include two summary sections as you do beginning
        on pages 1 and 13. We may have additional comments after the reviewing the
        revisions to your Q&A and summary sections.

12.   Revise the answer to "How do the Juniper insiders intend to vote their shares?" to
        quantify the percentage of shares already committed to approval of the merger
        proposal and the other proposals to be voted upon by shareholders. Also provide
        a brief statement comparing the percentage of outstanding shares entitled to vote
        held by Juniper's executive officers, directors and their affiliates and the vote
        required for approval of each proposal. See Item 3(h) of Form S-4.

13.   Revise the answer to "If my Juniper shares are held in street name, will my
        broker, bank or nominee automatically vote my shares for me?" to clarify whether
        these entities may not give discretionary proxies only with respect to the
        proposals relating to the merger or whether this restriction relates to all of the
        proposals.

<u>Summary of the Proxy Statement/Prospectus, page 13</u>

<u>General</u>

14.   Please highlight at the front of the summary:
        • Firestone's accumulated deficit;
        • its history of net operating losses;
        • its significant decrease in revenues and increase in net operating losses when
          comparing the six months ended June 30, 2005 and June 30, 2006;
        • the substantial doubts about Firestone's ability to continue as a going concern,
          as raised in footnote B to Firestone's financial statements (please note that you
          should also include appropriate risk factor and MD&A disclosure about this
          fact); and

- the level of Firestone's indebtedness, briefly identifying the affiliates of Firestone that originated the debt owed by Firestone, quantifying the principal and interest rate owed on that debt, and disclosing the duration of the debt.

Escrow Agreement – Indemnification of Juniper, page 17

15.   Disclose here, and in other relevant sections of the proxy statement/prospectus, the number of shares that will be held in the escrow account. Further, revise to clarify whether those shares are in addition to the shares that will be part of the downward adjustment mechanism that is triggered if Firestone has a certain level of trade payables.

Termination, Amendment and Waiver, page 22

16.   Your disclosure here suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either Firestone or Juniper. Disclose whether it is the intent of Juniper's board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

17.   Disclose any fees payable by either Juniper or Firestone upon termination of the merger agreement.

Special Meeting of Juniper Stockholders, page 37

Proxy Solicitation Costs, page 40

18.   According to disclosure in this section, you not only may solicit proxies by mail, but also by telephone or "other electronic means." Revise to clarify the nature of the "other electronic means." Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

The Merger Proposal, page 41

General Description of the Merger, page 41

19.   In an appropriate location in the document, disclose the current amount of trade payables that Firestone currently owes. In addition, explain the mechanics of the adjustment mechanism. For example, quantify the amount of trade payables that must exist in order for the downward adjustment mechanism to be triggered. As

another example, explain how the downward adjustment mechanism will vary based on the level of trade payables.

Background of the Merger, page 41

20.   In the second paragraph on page 42, specify the terms and disclose the amount of consideration that was set forth in the letter of intent signed on March 28, 2006. Identify and quantify the value of Firestone's current and projected subscriber base, its physical facilities, and its revenue generating capabilities. Further, expand your discussion to clarify how the board "arrived at" the consideration that Juniper offered in the letter of intent.

21.   Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of merger consideration, and the revisions of the merger agreement to provide for a downward adjustment mechanism and performance payments in the event certain subscriber and revenue targets are met. As an example, explain how the parties determined the particular number of shares and warrants to be issued to Firestone's security holders. Also explain how the parties determined the specific subscriber and revenue targets and the amount of warrants issuable if Firestone attains these targets.

22.   Explain how your evaluation of the "more than 50 target companies" led you to focus on Firestone and the three other companies with which you entered into letters of intent. Regarding the three other companies, clarify why those businesses did not prove to be attractive targets as compared to Firestone. Provide an expanded discussion of why the "timing of their audits" was the primary reason for terminating the letters of intent entered into with two of the three companies, and why the growth prospects of the third company were not as attractive as those of Firestone.

23.   Please provide us with copies of the industry and financial data and appraisal prepared by Holt Media Group, as well as the engagement letter entered into with Holt Media. Revise "Juniper's Board of Directors' Reasons for the Approval of the Merger" to explain how the board considered the materials prepared by Holt Media and to what extent those materials factored into the board's conclusion that the negotiated terms of the transaction are fair to Juniper and its stockholders. In addition, advise us why Holt Media's appraisal does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about the appraisal that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comments upon review of your response and the requested materials.

24.   Revise to describe KPMG's presentations to the board, including any forecasts and analyses regarding Firestone's growth prospects and the valuation of the target company, and provide us with copies of the materials KPMG presented to the board and the engagement letter entered into with KPMG. Also advise us why KPMG's presentations and reports do not constitute a "report, opinion or appraisal materially relating to the transaction" under Item 4(b) of Form S-4 or provide all of the disclosure about its presentations and reports that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.. We may have further comments upon review of your response and the requested materials.

25.   File consents by SMH, Holt Media and KPMG as exhibits to the Form S-4.

Juniper's Board of Directors' Reasons for the Approval of the Merger, page 43

26.   Disclose all financial projections exchanged between Juniper and Firestone and all Firestone projections reviewed by Juniper's advisors, or advise us why they are not material. For example, include in the proxy statement/prospectus the Firestone financial and subscriber base projections that the board reviewed. Also disclose the bases for and the nature of the material assumptions underlying the projections. Furthermore, discuss whether the Firestone financial projections were based in part on the company's results of operations after December 31, 2005, and if not, what consideration the board gave to obtaining revised projections based on these results.

27.   We note that, among other factors, the board considered Firestone's high potential for future growth in subscribers and revenues, as well as Firestone's competitive position. Elsewhere in the document, however, you disclose that your target company may soon face significant competition from children's programming offered by Telemundo (page 29), that Firestone's net operating losses increased by $694,636 when comparing the six months ended June 30, 2005 and 2006, and that Firestone's revenues decreased from $4.62 million for the six months ended June 30, 2005 to $1.3 million for the six months ended June 30, 2006, largely due to the loss of a significant client in 2005. Please revise to discuss how the board considered these and any other potentially negative factors in connection with its determination to recommend the approval of the merger and its conclusion that the merger consideration is fair. Similarly address, under "Satisfaction of 80% Test," how the factors set forth above impacted the board's assessment of the valuation of Firestone and the determination that the fair market value of the target is 80% of Juniper's net assets at the time of the acquisition.

Satisfaction of 80% Test, page 44

28.   Revise this section to clearly explain the basis for the board's determination that the 80% test has been met, aside from relying upon SMH's opinion. In other words, clarify how the board members used their "financial skills and

background" to assess the value of Firestone. To the extent the board conducted its own financial and valuation analyses, revise to include a reasonably thorough description of those analyses.

Fairness Opinion, page 45

29.   Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by SMH in connection with rendering its fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter with SMH.

30.   Disclose any instructions or limitations the board of directors of Juniper Partners provided to SMH regarding the fairness opinions rather than referring readers to the opinion letter for this information. See Item 1015(b)(3) of Regulation M-A.

31.   We note the disclaimers by SMH that "this projection was used solely in connection with the rendering of SMH's fairness opinion and investors should not rely on it" (page 48) and "investors should not place reliance upon such projections, as they are not necessarily an indication of what Juniper's revenues and profit margins will be in the future" (page 49). While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead, you may caution readers not to "unduly" rely or place "undue certainty" on the projections. Please revise.

Firestone Review, page 47

32.   Please revise to explain why SMH relied upon recorded Firestone revenues that are higher than the revenues actually recorded in Firestone's audited financial statements. While SMH noted that Firestone's revenues were $1.8 million for 2004 and $6.9 million in 2005, the actual recorded revenues for those same periods were $1.67 million and $6.75 million, respectively.

33.   Clarify whether SMH took into account Firestone's results of operations for the six months ended June 30, 2006 and June 30, 2005. Disclose whether SMH, when preparing its valuation of the target company, assessed the volatility in the growth of Firestone's revenues, the loss of a significant client in 2005 and the risk that Firestone would be unable to sustain the 304% rate of growth of its revenues during the last two fiscal years.

Merger Consideration Analysis, page 48

34.   Please explain why SMH based the indicative value of Juniper's common stock on the market value of Class B common stock rather than the common stock.

Further explain how SMH selected $5.05 per share as the market value of the Class B common stock.

35. Also explain why SMH assumed that the full accounts payable adjustment would be taken and only up to 1.0 million warrants would be issued rather than assuming the maximum number of securities issuable in the merger when calculating the indicative value range for the merger consideration. Provide further details as to how the Firestone projections supported the decision to assume that only up to 1.0 million warrants would be issued. In addition, indicate the value that SMH assigned to the warrants and how it determined such value.

Valuation Overview, page 48

36. Clarify how SMH derived the indicative enterprise value of Firestone from the various methodologies presented on pages 48 to 53. For instance, did it calculate the average of the different valuations considered, or did it apply differing weights to the valuations? Also explain how SMH included and excluded the projected results to arrive at the range of $14.1 million to $111.8 million. Furthermore, explain why the advisor did not use this same range when determining whether Firestone's fair market value is at least equal to 80% of Juniper's net assets. We note on page 53 that SMH assumed that Firestone's fair market value "is equivalent to its equity value" or "approximately $12.3 million to $110.0 million."

37. We note the relatively wide ranges of indicative enterprise value and equity value calculated for Firestone. Disclose whether the Juniper board considered the relative expanse of these ranges in reaching its conclusion or in deciding to rely upon the advisor's analysis.

Discounted Cash Flow Analysis, page 48

38. Please revise the entirety of this section to more thoroughly explain the calculations performed in the discounted cash flow analysis, and to define terms such as weighted average cost of capital, terminal exit multiples, terminal values, peer group cost of capital, equity to firm value, and debt to firm value. For each calculation performed by SMH, please clearly explain the significance of the calculation to the resulting valuation, and the basic mechanics of those calculations. The same revisions should be made to the subsections summarizing the comparable company analysis, comparable transaction analysis, and liquidation analysis.

39. Expand this section to briefly explain how free cash flow is calculated, and to disclose the historical levels of free cash flow generated by Firestone.

40.   Disclose Firestone's EBITDA for the six months ended June 30, 2005 and June
        30, 2006, quantify the rate of growth for the remainder of the December 31, 2006
        fiscal year that would be necessary for Firestone to achieve the conservative
        estimate of the rate of increase in EBITDA, and disclose the amount of EBITDA
        that must be earned for the remainder of the 2006 fiscal year in order for Firestone
        to generate EBITDA that equals 22.3% of net revenues.

41.   Revise to describe Kagan Research LLC's forecasts and analyses regarding the
        growth prospects for advertising revenues, and provide us with copies of the
        materials prepared by Kagan Research.

42.   Clarify the values to which each of the discount rates correspond.

Comparable Companies Analysis, page 50

43.   Include a more detailed summary of the analyses performed, such as the
        multiples, ranges, means/medians and quantified values calculated for this
        analysis and the Comparable Transaction Analysis on page 51, and provide more
        detailed explanations of how the implied enterprise value ranges were calculated.
        Also address the usefulness of these analyses given that a substantial portion of
        the selected companies do not appear to be sufficiently comparable to Firestone.

Comparable Transaction Analysis, page 51

44.   Disclose the announcement dates of each transaction and explain why SMH
        considered it reasonable to select transactions announced as far back as seven
        years ago. Also disclose how Firestone's historical earnings growth and projected
        growth provided a reasonable basis for the advisor's expectation that Firestone
        would be valued similarly to the average of the comparable transactions listed
        here.

Liquidation Analysis, page 52

45.   Disclose the replacement cost valuation before applying any of the discounts or
        other adjustments. Expand your explanation of how SMH selected the 40% and
        35% discount rates as well as the other adjustments made to the calculation.

80% Test, page 53

46.   Revise to clarify whether SMH's determination of the "fair market value" of
        Firestone included the $3 million in Firestone debt that will be assumed by
        Juniper's acquisition subsidiary in connection with the merger. We note that
        SMH calculated an indicative value range for the merger consideration of
        approximately $15.7 and $16.0 million, which range included the up to $3 million

in debt to be assumed by Juniper. We may have further comments upon review of your response.

47.   Discuss why SMH utilized Juniper's stockholders' equity as of March 31, 2006 rather than as of a date closer to August 11, 2006, the date of its opinion. Also disclose Juniper's stockholders' equity as of a more recent date for purposes of comparison.

Material Federal Income Tax Consequences of the Merger, page 53

48.   Please remove all uses of the word "generally" from the summaries of the tax opinion contained here and on page 23, and from the tax opinion itself, when the word "generally" is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

49.   We note on page 55 that the tax discussion is intended to provide only a general summary of the material United States federal income tax consequences. Please revise to confirm that the summary discussion and the tax opinion itself set forth *all* material income tax consequences arising out of the merger.

Conditions to Closing of the Merger, page 61

50.   Disclose the nature of the opinions that must be received by Firestone and Juniper. Advise us whether the parties have received these opinions and whether the respective conditions are satisfied. If not, indicate when you expect the parties to receive these opinions and when you will be able to file them as exhibits to the Form S-4. We may have further comment upon review of your response.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 72

51.   We note in the fourth paragraph on page 72 that additional contingent consideration may be issued to Firestone shareholders based on the achievement of certain future milestones. Disclose the nature and amount of the possible additional consideration and describe the milestones that would trigger its payment, and advise us. Also, if the Firestone shareholders may receive additional shares of Juniper common stock, disclose the percentage ownership that the former Firestone shareholders would hold in Juniper if all the milestones are met and advise us.

52.   We note on page 73, for purposes of valuing the Firestone purchase, you value the common stock to be issued based on the average closing price of Juniper's Class B common stock for a period of two days prior to and two days subsequent to the date the terms of the merger were agreed to and announced. Explain to us your basis in GAAP for valuing the transaction using the average market value of the Class B common stock rather than the market value of the Juniper's common stock, the equity security to be issued to effect the business combination. Refer to paragraph 22 of SFAS No. 141.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 74

53.   Refer to footnote (c). Clarify if the line item "Purchase price in excess of net assets acquired" in your purchase price allocation represents goodwill. Advise us if the line item also includes the apparent acquired intangibles such as patents, trademarks, customer relationships, MSO agreements, etc. If so, disclose their amounts and the assumptions and methodologies behind their valuations. If not, please explain.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 77-78

54.   Please provide a pro forma adjustment to give effect to the reduction of interest expense as a result of the retirement of long-term debt and mandatory redeemable preferred stock or advise us.

Charter Text Amendment Proposal, page 83

55.   Please include the current versions of the relevant sections of the certificate of incorporation so that readers can easily compare them to the proposed revised sections.

Other Information Related to Juniper, page 92

Offering Proceeds Held in Trust, page 92

56.   Disclose any anticipated uses of the proceeds from the release of the trust account upon the consummation of the merger with Firestone. Indicate whether expenses incurred by Juniper while pursuing this business combination will be paid out of the trust proceeds once the proceeds are released to the company.

Liquidation if No Business Combination, page 92

57.   Disclose whether or not there will be any deductions from the trust account prior to or in connection with a dissolution and distribution, and if so, specify the types and, if possible, the amounts involved.

Business of Firestone, page 97

Syndication, page 98

58.   According to disclosure in this section, through Firestone's arrangement with
        Azteca America, *Sorpresa* programming reaches more than 9.5 million Hispanic
        television householders. By contrast, on page 8 of the slides presented to
        investors, filed as Exhibit 99.3 to your Form 8-K/A on August 24, 2006, the
        company states that *Sorpresa's* programming reaches 7.5 million Hispanic
        households through the relationship with Azteca America. Please revise or advise
        us of the reason for this apparent discrepancy.

Firestone Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 106

59.   Please revise the first paragraph to eliminate the reference to the safe harbor for
        forward-looking statements as the safe harbor is not available in connection with
        an offering of securities by a blank check company. Refer to Section
        27A(b)(1)(B) of the Securities Act.

60.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations," located on our website at
        http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify
        and disclose known trends, events, demands, commitments and uncertainties that
        are reasonably likely to have a material effect on financial condition or operating
        performance. Please consider expanding your discussion of any known trends or
        uncertainties that could materially affect Firestone's results of operations in the
        future, including any trends management considers meaningful for investors in
        understanding the combined company's prospects after the merger. For example,
        provide quantified discussions of any expected increases in the expenses
        described throughout "Cost of Revenue and Operating Expenses," to the extent
        known, particularly in light of Firestone's anticipated "substantial growth" that
        supported the Juniper board's decision to merger with Firestone. Does the
        company anticipate any further savings as a result of the cost reduction plan
        briefly mentioned on page 112 or increases in general and administrative
        expenses due to plans for increases in personnel? As another example, does
        management expect a further decline in revenues from production services due to
        the loss of the significant client in late 2005? Furthermore, please provide insight
        into challenges, risks, uncertainties and opportunities which management is aware
        of and discuss any actions being taken to address the same. This latter point
        seems especially significant given the company's history of net losses,
        accumulated deficit, negative working capital, and loss of a significant client in
        late 2005.

Sources of Revenue, page 106

61.   Update the disclosure throughout this section to include figures based on Firestone's results for the six-months ended June 30, 2006. For example, disclose the portions of revenues derived from your television network, network operations and production services for the six-months ended June 30, 2006. Similarly revise the section entitled "Cost of Revenue and Operating Expenses" appearing on the following page and the discussion of the company's net losses, negative cash flows and liabilities under "Liquidity and Capital Resources."

Results of Operations, page 110

Production Services Revenue, page 111

62.   Please identify the client that did not renew the production services contract, clarify the reasons for not renewing the contract, and analyze how the company plans on compensating for the significant decline in its production revenues and total revenues. Further, disclose whether management believes that the level of production revenues will remain volatile in the future.

Liquidity and Capital Resources, page 114

63.   The current disclosure is overly vague and generic. Please revise the liquidity discussion to provide an expanded evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and discussion and analysis of known trends and uncertainties. Again, see Release No. 33-8350 for guidance. For example, the liquidity section should discuss the cash requirements for implementing Firestone's business strategy and indicate the source of funds for each anticipated cash need. As another example, analyze the company's liquidity and capital resources after completion of the merger, including how the proceeds from the release of the trust account will be utilized.

64.   Revise to disclose whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

65.   Provide a discussion of all material notes payable, loans, lines of credit, credit facilities and debts, including terms to maturity, principal amounts owed, any amounts in arrears, interest rates and any other material terms. Quantify the total amount of Firestone's indebtedness, highlighting the total amount overdue, and disclose its debt service requirements for the next 12 months, including interest

payments. Address Firestone's ability to satisfy its debt repayment obligations.
Also discuss the extent to which it has relied on loans and advances from
company insiders as well as from private placements, including quantified
disclosure of the amount of funds it has received from these sources for the past
twelve months. Identify the shareholders and directors from whom Firestone
received funding and disclose the outstanding balance of any obligations owed to
these individuals. Finally, discuss the anticipated status of Firestone's liabilities
after the closing of the merger.

Employment Agreements, page 122

66.   Disclose the amount of fringe benefits that will be provided to each of the
executive officers, as well as the duration and strike price of the stock options to
be issued to the executive officers upon closing of the merger.

Beneficial Ownership of Securities, page 123

67.   Identify the natural person(s) who exercise voting or investment control over the
shares held by Fir Tree, Inc., to the extent **it is** not widely held.

68.   Please confirm that you will include the shares underlying the warrants in the last
two columns of the beneficial ownership table. We note that the warrants become
exercisable upon the consummation of a merger meeting the requirements set
forth in your company's articles of incorporation.

69.   Include a beneficial ownership table for each class of Firestone's securities. See
Item 18(a)(5)(ii) of Form S-4.

Firestone Communications, Inc. Financial Statements and Notes

Revenue Recognition

70.   We note that your revenue sources are mainly from advertisement, network
origination, and production of television programs. We also note that these
revenues are recognized over the life of the corresponding contracts or when the
services are rendered (or when advertisements are aired for advertisement). In
this regard, explain to us the revenue earning processes with respect to each of the
products and services. Tell us and disclose in greater detail under what
circumstances the revenues will be recognized when the products and the services
are rendered, and similarly, when the revenues will be recognized over the life of
the contract.

71.   We note your disclosures in MD&A (page 106) that you also earn subscription
revenues under the MSO agreements. Tell us and disclose the revenue earning
process for this source of revenue. Explain in your response how you account for

the introductory free carriage period in which no subscriber fees are paid to
Firestone for the free period following the system's launch.

Form of proxy card

72.   Revise the proxy card to briefly indicate which proposals are conditioned on the
       approval of others. See Rule 14a-4(a).

73.   Advise us of the "other circumstances" in which Juniper's board may deem it
       advisable to postpone the meeting to solicit additional voting instructions. In this
       regard, please note the staff's view that a postponement or adjournment to permit
       further solicitation of proxies does not constitute a matter "incident to the conduct
       of the meetings," as described in Rule 14a-4(c)(7). Accordingly, we consider the
       use of discretionary voting authority to postpone or adjourn the meeting to solicit
       additional proxies to be a substantive proposal for which proxies must be
       independently solicited. If you wish to obtain authority to adjourn the meeting to
       solicit additional proxies for the merger, please provide another voting box on the
       proxy card so that shareholders may decide whether to grant a proxy to vote in
       favor of postponement or adjournment specifically for this purpose.

Exhibit 2.1, Agreement and Plan of Merger

74.   As required by Item 601(b)(2) of Regulation S-K, please file an agreement to
       furnish the staff with a copy of any omitted schedule upon request. The
       agreement to furnish the staff with copies of omitted schedules may be included
       in the exhibit index to the registration statement.

Exhibit 5.1, Legal Opinion

75.   In your response to this comment, please advise us as to the scope and the
       applicability of the limitation that the warrants are binding obligations except "to
       the extent indemnification provisions contained in such Warrants, if any, may be
       limited by applicable federal or state law and consideration of public policy." We
       may have further comments after reviewing your response.

Exhibit 8.1, Form of Tax Opinion

76.   Please instruct counsel to remove from the tax opinion the statement that the
       opinion "may not be relied upon by any other person or used for any other
       purpose without our prior written consent," as that statement appears to limit
       shareholders' reliance on the opinion.

77.   Ensure that Graubard Miller signs the tax opinion prior to effectiveness of the
       registration statement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Advisor, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David Alan Miller, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881